Exhibit 99.1

RADA Electronic Industries Announces Filing of 2017 Annual Report

NETANYA, Israel, March 28, 2018 — RADA Electronic Industries Ltd. (Nasdaq: RADA) today announced that it has filed its annual report containing audited consolidated financial statements for the year ended December 31, 2017 with the U.S. Securities and Exchange Commission. The annual report is available on the Company’s website (www.rada.com). Shareholders may receive a hard copy of the annual report free of charge upon request.